Investor and Media Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Announces Preliminary Results for
Second Quarter of Fiscal 2006

TORONTO & SANTA CLARA, Calif. - (August 9, 2005) - DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today announced its results for the quarter ended July 31, 2005 would be below the guidance previously given. Revenue for the quarter is expected to be in the range of $9.8 to $10.0 million and GAAP net income is expected to be between $0.07 and $0.09 per share.

“License revenue in the second quarter was disappointing and was approximately $1.0 million below expectations,” said Nigel Stokes, CEO. “Procurement cycles were longer than anticipated and, as a result, several large deals which were expected to close within the quarter slipped into our third quarter. Also, due to transitions in the sales team and other factors we experienced execution issues during the quarter in some regions. Despite the revenue shortfall, we were able to generate profit levels close to expectations and maintain our strong balance sheet.”

The Company will hold a conference call to discuss the contents of this press release at 5:00 p.m. EST today, August 9, 2005. Participants are asked to call 1-800-946-0713 approximately five minutes before the call using reservation number 4287638. Alternatively, the conference call can be accessed via audio Web cast at http://www.datamirror.com/investors. A replay of the conference call will be available from August 9, 2005 to August 16, 2005 by dialing 1-888-203-1112.

The full second quarter results will be released after the close of markets on August 23, 2005. A conference call to discuss the results will be scheduled for 5:00 p.m. EST that day.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.